SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Platinum Energy Resources, Inc.
(Name of Subject Company)

Platinum Energy Resources, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

727659104
(CUSIP Number of Class of Securities)

Stephen Fuerst
General Counsel
Platinum Energy Resources, Inc.
11490 Westheimer Road, Suite 1000
Houston, Texas 77077
(281) 649-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Offer”) by Pacific International Group Holdings, LLC (“Pacific”) to purchase up to 9,013,046 shares of the Company’s outstanding common stock, par value $0.0001 per share (the “Common Stock”), of Platinum Energy Resources, Inc., a Delaware corporation (the “Company” or “Platinum”), at a cash price of $1.50 per share (the “Offer Price”).  As discussed below, the Board of Directors has opted not to take a position or make a recommendation with respect to this offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices are as follows:

Platinum Energy Resources, Inc.
11490 Westheimer Road, Suite 1000
Houston, Texas 77077
(281) 649-4500

The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock, of which there were 22,606,476 shares outstanding as of April 13, 2011.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the tender offer by Pacific pursuant to which Pacific has offered to purchase, subject to certain terms and conditions, up to 9,013,046  outstanding shares of Common Stock at the Offer Price. The Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by Pacific with the Securities and Exchange Commission (the “SEC”) on May 26, 2011 and as amended on June 13, 2011 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire on June 24, 2011. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to Pacific’s Schedule TO, Pacific’s business address and telephone number are 9440 West Sahara Avenue, Suite 240, Las Vega, Nevada,              702-430-5800.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Pacific’s and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

After careful consideration, including a thorough review of the terms and conditions of the Offer with the Company’s financial and legal advisors, the Board of Directors determined to take no position and make no recommendation with respect to the Offer.  The Board of Directors has determined that a stockholder’s decision regarding whether or not to tender its shares in the Offer is a personal investment decision based upon each individual stockholder’s particular circumstances. The Board of Directors urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer price in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Board of Directors, as described below, and any other factors that the stockholder deems relevant to its investment.

(b) Background.

Between 2007 and May 2011, Pacific has been acquiring shares and warrants in the Company.  Pacific currently holds 13,593,430 shares representing 60.13% of the Company’s outstanding common stock.  Pacific also has an additional 6,757,462, or 29.89%, of the outstanding Shares that are subject to letter agreements with certain shareholders requiring such Shares to be tendered in the Offer.  Accordingly, if the Shares subject to the Letter Agreements are tendered into the Offer as required under the Letter Agreements, Pacific will hold 20,350,892, or 90.02% of the outstanding Shares.

Pacific commenced the Offer on May 26, 2011at a price of $1.50 per share. Pacific did not notify the Company of its plans prior to initiating the Offer.

The Board of Directors has opted not to take a position or make a recommendation with respect to this offer.

(c) Reasons for the Recommendation.

In reaching its decision to take no position with respect to the Offer and make no recommendation to the Company’s stockholders regarding the Offer, the Board of Directors consulted with management of the Company, its financial and legal advisors, and took into account numerous other factors, including, but not limited to, the following:

• While the Board of Directors and management believe in the long−term potential of the Company, the stockholders should be allowed the opportunity to make their own decision on the Offer, and that certain stockholders may find the Offer price attractive;
• The Offer is a firm tender offer and has no financing contingency;
• The uncertainty of the current economic conditions, particularly in the oil and gas sectors;
• The potential benefits and risks to stockholders in pursuing the current or alternative strategies relative to the $1.50 per share Offer price.

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As part of its consideration of its position with respect to the Offer, the Board also recognized that there were certain factors that may be in favor of recommending that the Company’s stockholders reject the Offer and not tender their shares in the Offer and certain factors that may be in favor of recommending that stockholders accept the Offer and tender their shares in the Offer.

The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board of Directors in reaching its conclusions and decision not to make a recommendation in relation to the Offer. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company’s legal and other advisors. In light of the variety of factors and amount of information that the Board of Directors considered, the members of the Board of Directors did not find it practicable to provide a specific assessment of, quantify, or otherwise assign any relative weights to the factors considered in reaching its decision to take no position. However, the Board’s determination to make no recommendation was made after considering the totality of the information and factors involved.

Recommendation of the Board of Directors

In light of the factors described above, the Board of Directors has unanimously determined it should take no position with respect to the Offer.

(d) Intent to Tender.

As of May 26, 2011, our directors as a group beneficially owned an aggregate of 1,801,581 shares, representing 7.9% of the total number of outstanding shares of common stock.  By Letter Agreement dated April 21, 2011, Mr. Culp, Chairman of the Board of the Company, agreed to sell 1,801,581 shares to Pacific.  This letter agreement was filed by Pacific and Syd Ghermezian on April 22, 2011 as Exhibit 99.5 of the Schedule 13D/A, and is incorporated by reference herein.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

By Letter Agreement dated April 21, 2011, Mr. Culp, Chairman of the Board of the Company, agreed to sell 1,801,581 shares to Pacific.  This letter agreement was filed by Pacific and Syd Ghermezian on April 22, 2011 as Exhibit 99.5 of the Schedule 13D/A, and is incorporated by reference herein.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations, and maintain the value of the Company’s oil and gas properties, may be significantly hindered.
In addition to the foregoing, the Company faces certain additional risks as described more fully in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on April 15, 2011 and the Quarterly Report on Form 10-Q filed by the Company with the SEC on June 14, 2011 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PLATINUM ENERGY RESOURCES, INC.

By:	/s/ Martin Walrath

Date:	June 17, 2011

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